**(Translation)**

Securities Code 8316

June 6, 2024

To Shareholders with Voting Rights

Takeshi Kunibe
Chairman of the Board
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, Japan

# NOTICE OF CONVOCATION OF
# THE 22nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 22nd Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the "Company") to be held as stated below.
If you are unable to attend the meeting, you can exercise your voting rights by post or via the Internet. Please take the time to review the "Reference Documents for the General Meeting of Shareholders" and exercise your voting rights in accordance with the instructions on pages 4 to 5.

**Particulars**

**1. Date and Time:**    10:00 a.m. on Thursday, June 27, 2024 (Japan time)

**2. Place:**    Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

**3. Agenda of the Meeting:**

**Matters to be reported:**    (1) Business Report, Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2023 to March 31, 2024) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

(2) Non-Consolidated Financial Statements for the 22nd Fiscal Year (from April 1, 2023 to March 31, 2024)

**Proposals to be resolved:**

**Company Proposals**

**Proposal No. 1:**    Appropriation of Surplus

**Proposal No. 2:**    Partial Amendments to the Articles of Incorporation

**Proposal No. 3:**    Election of Thirteen Directors

**Shareholder Proposals**

**Proposal No. 4:**    Partial Amendments to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)

**Proposal No. 5:**    Partial Amendments to the Articles of Incorporation (Assessment of customers' climate change transition plans)

1

**Measures for Electronic Provision of Shareholders Meeting Reference Documents Format**

Pursuant to applicable laws and regulations and Article 25 of the Articles of Incorporation, the Company has taken measures for electronic provision of the shareholders meeting reference documents (the "electronic provision measures matters"). Please access the following Company's website to view them.

| The Company's website | https://www.smfg.co.jp/english/investor/financial/meeting.html |
|---|---|

In addition to the Company's website, the electronic provision measures matters are also posted on the Tokyo Stock Exchange's website (Listed Company Search). Please access the following website and enter "Sumitomo Mitsui Financial Group" as the issue name (company name) or "8316" as the securities code, perform a search, then select "Basic information" and then "Documents for public inspection/PR information" to view them.

| Tokyo Stock Exchange's website | https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show |
|---|---|

-------------------------------------------------------------------------------------------------------------------------

* If the electronic provision measures matters are corrected, a statement to that effect, the matters before correction, and the corrected items will be posted on the Company's website and on the Tokyo Stock Exchange's website.
* Among the electronic provision measures matters provided in electronic format, the following items are not included in the documents delivered to shareholders who have requested physical delivery of documents by the record date, in accordance with laws and regulations and Article 25 of the Articles of Incorporation of the Company.

■ Business Report
  ● "Employees of the Group" and "Principal Offices of the Group" in "Matters Regarding the Current Condition of the Company"
  ● "Matters regarding Stock Acquisition Rights,etc. of the Company"
  ● "Matters regarding the Accounting Auditor"
  ● "System to Ensure Appropriate Conduct of Operations"
  ● "Matters regarding Specified Wholly Owned Subsidiary"
  ● "Policy regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to Paragraph 1, Article 459 of the Companies Act"

■ Consolidated Financial Statements
  Notes

■ Non-Consolidated Financial Statements
  Notes

■ Official copies of the Accounting Auditor's Report on the Consolidated Financial Statements

# 【Process leading up to the General Meeting of Shareholders】

## Before the General Meeting of Shareholders

### Exercising of voting rights in advance

Via the Internet                                    By Post
See page 4 for details                              See page 5 for details

Voting deadline:     No later than 5:10 p.m. on Wednesday, June 26, 2024 (Japan time)

➢ If you attend the Ordinary General Meeting of Shareholders in person and exercise your voting rights on the day, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

### Sending questions and opinions in advance

Reception deadline:     No later than 5:10 p.m. on Monday, June 24, 2024 (Japan time)
See page 6 for details

## On the day of the General Meeting of Shareholders

### Viewing simultaneous broadcast

Dedicated website: https://smfg-soukai.live/

Date and time: 10:00 a.m. on Thursday, June 27, 2024
See page 6 for details

# 【Guidance on the Exercise of Voting Rights via the Internet】

Voting Deadline:　No later than 5:10 p.m. on Wednesday, June 26, 2024 (Japan time)

Please log-in to "the Portal of Shareholders' Meeting," a website managed by our share register agent, and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

- If you vote more than once via the Internet, your last vote will be treated as effective.
- If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.
- The above voting website is available in Japanese only.

**How to Log-in to the Portal of Shareholders' Meeting**

1. Please scan the "Login QR Code for the Portal of Shareholders' Meeting" printed on the enclosed Voting Rights Exercise Form. Alternatively, please access the website below and enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password.
   **The Portal of Shareholders' Meeting: https://www.soukai-portal.net**
   * QR Code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please select the "Exercise Voting Rights" button on the page that appears after the login to "the Portal of Shareholders' Meeting," and follow the on-screen instructions to indicate your approval or disapproval for proposals.

 * If you change the content of the vote after exercising your voting rights, you will be required to enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password printed on the Voting Rights Exercise Form.
 * You may also exercise your voting rights by accessing the website below.
   **https://www.web54.net**

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

**Inquiries regarding Exercise of Voting Rights via the Internet:**
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Web Support
　　　Phone: 0120-652-031 (toll free within Japan)
　　　Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

**The Electronic Voting Platform for Institutional Investors**
The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

# 【Guidance on the Exercise of Voting Rights by Post】

Voting Deadline:   Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Wednesday, June 26, 2024 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline. You can use the enclosed personal information security sticker. If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposals.

<How to fill out the Voting Rights Exercise Form>

As to Proposal No. 3, if you wish to express a differing opinion on one or more of the candidates, enter the number of the candidate.

Proposals No. 4 and No. 5 are proposals made by certain shareholders. The Board of Directors opposes these proposals. For details, please see pages 32 to 38.

# 【Guidance on the Viewing Simultaneous Broadcast and the Sending Questions and Opinions in Advance】

The dedicated website below is available in Japanese only.

### <How to view simultaneous broadcast>

(1) Please access the following dedicated website and enter the **shareholder number** and **postal code** printed on the Voting Rights Exercise Form.

Dedicated website:　　https://smfg-soukai.live/

**10:00 a.m. on Thursday, June 27, 2024 (Japan time)**

(2) Press "Start view" on the screen after logging in.

[Recommended system environment]

| | |
|---|---|
| (Windows environment)<br>Microsoft Edge (Chromium)<br>Google Chrome<br>Mozilla Firefox | (Mac environment)<br>Safari<br>Google Chrome<br>Mozilla Firefox |
| (iPhone/iPad environment)<br>Safari | (Android environment)<br>Google Chrome<br>Mozilla Firefox |

Notes:
- During simultaneous broadcast, you cannot exercise voting rights or ask questions, among other things.
- Please note that video and audio may delay in comparison with what is going on at the General Meeting of Shareholders, and problems may occur depending on the equipment you are using and the network environment you are in.

### <How to send your questions/opinions in advance>
### No later than 5:10 p.m. on Monday, June 24, 2024 (Japan time)

(1) Please follow the instructions on page 4 to log-in to "the Portal of Shareholders' Meeting."
(2) Please select "To advance questions" button on the page that appears after the login, and please follow the on-screen instructions to enter your question/opinion in the textbox.

Notes:
- Each person is allowed to submit only one question/opinion. You cannot delete or edit your question/opinion after submission.
- Enter your question/opinion concisely.
- Regarding mainly matters in which shareholders are believed to be highly interested among the questions/opinions you sent, the Company's position and other information will be posted on the Company's website after the close of the General Meeting of Shareholders.
- Please note that we do not give explanations to and contact shareholders individually.

# Reference Documents for the General Meeting of Shareholders

**Proposals, Reasons and References**

**Company Proposals (Proposals 1 to 3)**

**Proposal No. 1:     Appropriation of Surplus**

The Company's capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 22nd fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

    Cash

(2) Allocation of dividend and aggregate amount to be distributed

    Common stock              ¥135 per share      Total ¥177,382,064,430

    As we have already paid an interim dividend of ¥135 per share of Common stock, the annualized dividend will be ¥270 per share, which is an increase of ¥30 per share compared with the preceding fiscal year.

(3) Effective date of dividend of surplus

    June 28, 2024



**(Reference) Dividend per share of Common Stock**

**Proposal No. 2:    Partial Amendments to the Articles of Incorporation**

At the Board of Directors meeting held on May 15, 2024, it was resolved that each share of common stock will be split into 3 shares per share with September 30, 2024 as the record date for the stock split, and October 1, 2024, as the date on which the stock split takes effect. The Company intends to amend its Articles of Incorporation as shown in the following comparison table with October 1, 2024 as the date on which the amendments take effect, since the total number of authorized shares and the total number of authorized shares of common stock need to be increased in line with the ratio of the split of common stock.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

| Existing Articles of Incorporation | Proposed Amendments |
|---|---|
| (Total Number of Authorized Shares)<br>Article 6.  The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares. | (Total Number of Authorized Shares)<br>Article 6.  The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares. |
| (Total Number of Authorized Shares of Each Particular Class of Shares)<br>Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks. | (Total Number of Authorized Shares of Each Particular Class of Shares)<br>Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks. |

**Proposal No. 3:      Election of Thirteen Directors**

Mr. Jun Ohta's post as Director was left vacant due to his passing, and the terms of office of all fourteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following thirteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

| Candidate No. | Name | Positions and responsibilities at the Company | Attendance of the Board of Directors meeting (attendance rate) |
|---|---|---|---|
| 1 | Takeshi Kunibe (Reelection) (Non-Executive) | Chairman of the Board<br>Member of the Nominating Committee<br>Member of the Compensation Committee<br>Member of the Sustainability Committee | Attended all 13 meetings (100%) |
| 2 | Toru Nakashima (New Candidate) | President (Representative Corporate Executive Officer)<br>Group CEO | — |
| 3 | Teiko Kudo (Reelection) | Director<br>Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)<br>Group CCO<br>Officer in charge of Compliance Department and Anti Money Laundering & Financial Crime Prevention Department | Attended all 13 meetings (100%) |
| 4 | Fumihiko Ito (Reelection) | Director<br>Senior Managing Corporate Executive Officer<br>Group CFO, Group CSO<br>In charge of Sustainability Division for Fulfilled Growth<br>Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department and Accounting Service & Planning Department<br>Member of the Risk Committee | Attended all 11 meetings held after his appointment as Director (100%) |
| 5 | Toshihiro Isshiki (Reelection) (Non-Executive) | Director<br>Member of the Audit Committee | Attended all 13 meetings (100%) |
| 6 | Yoshiyuki Gono (Reelection) (Non-Executive) | Director<br>Member of the Audit Committee | Attended all 11 meetings held after his appointment as Director (100%) |
| 7 | Shozo Yamazaki (Reelection) (Outside and Independent) | Director<br>Member of the Audit Committee<br>Member of the Risk Committee (Chairman) | Attended all 13 meetings (100%) |

| Candidate No. | Name | Position and responsibility at the Company | Attendance of the Board of Directors meeting (attendance rate) |
|---|---|---|---|
| 8 | Sonosuke Kadonaga (New Candidate) (Outside and Independent) | — | — |
| 9 | Yoshinobu Tsutsui (Reelection) (Outside and Independent) | Director<br>Member of the Nominating Committee (Chairman)<br>Member of the Compensation Committee | Attended all 13 meetings (100%) |
| 10 | Katsuyoshi Shinbo (Reelection) (Outside and Independent) | Director<br>Member of the Audit Committee<br>Member of the Compensation Committee (Chairman) | Attended all 13 meetings (100%) |
| 11 | Eriko Sakurai (Reelection) (Outside and Independent) | Director<br>Member of the Nominating Committee<br>Member of the Compensation Committee<br>Member of the Sustainability Committee (Chairman) | Attended all 13 meetings (100%) |
| 12 | Charles D. Lake II (Reelection) (Outside and Independent) | Director<br>Member of the Nominating Committee<br>Member of the Risk Committee | Attended all 11 meetings held after his appointment as Director (100%) |
| 13 | Jenifer Rogers (Reelection) (Outside and Independent) | Director<br>Member of the Compensation Committee<br>Member of the Sustainability Committee | Attended all 11 meetings held after her appointment as Director (100%) |

Notes: 1. "Attendance of the Board of Directors meeting (attendance rate)" represents attendance and attendance rate of the Board of Directors meeting held during FY2023.
2. CEO, CCO, CFO, and CSO each refers to the following.
CEO: Chief Executive Officer
CCO: Chief Compliance Officer
CFO: Chief Financial Officer
CSO: Chief Strategy Officer
3. Messrs. and Mses. Shozo Yamazaki, Sonosuke Kadonaga, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers meet the "Independence Standards for Outside Directors" set forth by the Company, stated on page 29.
4. The Company has designated Messrs. and Mses. Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc. In addition, the Company will designate Mr. Sonosuke Kadonaga as an Independent Director.

**(Reference) List of the Expertise of the Candidates for Directors (Skills Matrix)**

| Name | Year of appointment | Committee to be appointed to * ◎ indicates Chairman | | | | | Expected knowledge and experience in particular | | | | | | | Diversity | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Nominating | Audit | Compensation | Risk | Sustainability | Corporate management | Finance | Global | Legal affairs/ Risk management | Financial accounting | IT/DX | Sustainability | Internationality (foreign nationals) | Gender |
| Takeshi Kunibe | 2007 | ○ | | ○ | | ○ | ○ | ○ | ○ | ○ | ○ | ○ | ○ | | Male |
| Toru Nakashima | — | | | ○ | | ○ | ○ | ○ | ○ | ○ | ○ | ○ | ○ | | Male |
| Teiko Kudo | 2021 | | | | | | | ○ | ○ | ○ | | | | ○ | Female |
| Fumihiko Ito | 2023 | | | | ○ | | | ○ | ○ | ○ | ○ | ○ | ○ | | Male |
| Toshihiro Isshiki | 2021 | | ○ | | | | | ○ | | ○ | | | | | Male |
| Yoshiyuki Gono | 2023 | | ○ | | | | | ○ | ○ | ○ | | | | | Male |
| Shozo Yamazaki | 2017 | | ○ | | ◎ | | | | | ○ | ○ | | | | Male |
| Sonosuke Kadonaga | — | ○ | ◎ | | | | ○ | | ○ | ○ | | | | | Male |
| Yoshinobu Tsutsui | 2017 | ◎ | | ○ | | | ○ | ○ | | | | | | | Male |
| Katsuyoshi Shinbo | 2017 | | ○ | ◎ | | | | | | ○ | | | | | Male |
| Eriko Sakurai | 2015 | ○ | | ○ | | ◎ | ○ | | ○ | | | | ○ | | Female |
| Charles D. Lake II | 2023 | ○ | | ○ | | | ○ | ○ | ○ | ○ | | | | ○ | Male |
| Jenifer Rogers | 2023 | | | ○ | | ○ | ○ | ○ | ○ | ○ | | ○ | ○ | ○ | Female |

Note: The items listed in "Expected knowledge and experience in particular" are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.

**(Reference) Composition of the Board of Directors (if Proposal No. 3 is approved)**



Directors (Internal and Executive) 3 / 13

Directors (Internal and Non-Executive) 3 / 13

Independent Outside Directors 7 / 13 (53.8%)

Composition of the Board of Directors

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 1 | Takeshi Kunibe (March 8, 1954) (Male)<br><br>Reelection<br>Non-Executive | **Career summary:**<br>April 1976    Joined Sumitomo Bank<br>June 2003    Executive Officer of Sumitomo Mitsui Banking Corporation ("SMBC")<br>October 2006    Managing Executive Officer of SMBC<br>April 2007    Managing Executive Officer of the Company<br>June 2007    Director of the Company<br>April 2009    Director and Senior Managing Executive Officer of SMBC<br>April 2011    President and Chief Executive Officer of SMBC<br>April 2017    President of the Company<br>    Resigned as Director of SMBC<br>June 2017    Director President of the Company<br>April 2019    Chairman of the Board of the Company (to present)<br>October 2021    Chairman of the Board of SMBC<br>April 2023    Resigned as Director of SMBC<br><br>**Position and responsibility at the Company:**<br>    Chairman of the Board<br>    Member of the Nominating Committee<br>    Member of the Compensation Committee<br>    Member of the Sustainability Committee<br>**Significant concurrent positions:**<br>    Director of KOMATSU LTD.<br>    Director of TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.<br>    Director of Nankai Electric Railway Co., Ltd.<br>**Attendance of the Board of Directors meeting (attendance rate):**<br>    Attended all 13 meetings (100%)<br>**Reasons for nomination as a candidate for Director:**<br>    Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, since April 2011 he had led SMBC as President and led the Company as President, and since April 2019 he has ruled the Board of Directors of the Company as Chairman of the Board of the Company, thus he is intimately familiar with the business of the group companies of the Company ("the Group"). We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. | 99,623 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 2 | Toru Nakashima (September 14, 1963) (Male)<br><br>New Candidate | **Career summary:**<br>April 1986    Joined Sumitomo Bank<br>April 2014    Executive Officer of SMBC<br>April 2016    Managing Executive Officer of SMBC<br>April 2017    Managing Executive Officer of the Company<br>March 2019    Director and Managing Executive Officer of SMBC<br>April 2019    Senior Managing Corporate Executive Officer of the Company<br>               Director and Senior Managing Executive Officer of SMBC<br>June 2019    Director Senior Managing Corporate Executive Officer of the Company<br>April 2022    Resigned as Director of SMBC<br>March 2023    Director of SMBC<br>April 2023    Deputy President and Corporate Executive Officer of the Company<br>               Director and Deputy President of SMBC<br>December 2023  President of the Company (to present)<br>               Resigned as Director of SMBC<hr>**Position and responsibility at the Company:**<br>President (Representative Corporate Executive Officer) Group CEO<br>**Reasons for nomination as a candidate for Director:**<br>Mr. Toru Nakashima has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, sustainability promotion, retail business, corporate banking, administration of group companies, etc. over a long time. In addition, he has led the Company as President of the Company since December 2023, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. | 41,191 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 3 | Teiko Kudo (May 22, 1964) (Female) Reelection | **Career summary:**<br>April 1987 — Joined Sumitomo Bank<br>April 2014 — Executive Officer of SMBC<br>April 2017 — Managing Executive Officer of SMBC<br>April 2020 — Senior Managing Executive Officer of the Company<br>Senior Managing Executive Officer of SMBC<br>March 2021 — Director and Senior Managing Executive Officer of SMBC<br>April 2021 — Senior Managing Corporate Executive Officer of the Company<br>June 2021 — Director Senior Managing Corporate Executive Officer of the Company<br>April 2024 — Director Deputy President and Corporate Executive Officer of the Company (to present)<br>Director and Deputy President of SMBC (to present)<br><br>**Position and responsibility at the Company:**<br>Director<br>Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)<br>Group CCO<br>Officer in charge of Compliance Department and Anti Money Laundering & Financial Crime Prevention Department<br>**Significant concurrent positions:**<br>Director and Deputy President of SMBC<br>**Attendance of the Board of Directors meeting (attendance rate):**<br>Attended all 13 meetings (100%)<br>**Reasons for nomination as a candidate for Director:**<br>Ms. Teiko Kudo has extensive business experience, ability and insight through her involvement in investment banking, risk management, sustainability promotion, etc. over a long time, thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election. | 34,401 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 4 | Fumihiko Ito (April 13, 1967) (Male)<br><br>Reelection | Career summary:<br>April 1990    Joined Sumitomo Bank<br>April 2018    Executive Officer of SMBC<br>October 2018    Executive Officer of the Company<br>April 2020    Managing Executive Officer of the Company<br>               Managing Executive Officer of SMBC<br>April 2023    Senior Managing Corporate Executive Officer of the Company<br>               Senior Managing Executive Officer of SMBC<br>June 2023    Director Senior Managing Corporate Executive Officer of the Company (to present)<br>March 2024    Director and Senior Managing Executive Officer of SMBC (to present)<br><br>Position and responsibility at the Company:<br>    Director<br>    Senior Managing Corporate Executive Officer<br>    Group CFO, Group CSO<br>    In charge of Sustainability Division for Fulfilled Growth<br>    Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department, and Accounting Service & Planning Department<br>    Member of the Risk Committee<br>Significant concurrent positions:<br>    Director and Senior Managing Executive Officer of SMBC<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 11 meetings held after his appointment as Director (100%)<br>Reasons for nomination as a candidate for Director:<br>    Mr. Fumihiko Ito has extensive business experience, ability and insight through his involvement in corporate planning, sustainability promotion, public relations, financial accounting, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. | 27,065 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 5 | Toshihiro Isshiki (September 15, 1962) (Male)<br><br>Reelection<br>Non-Executive | Career summary:<br>April 1985    Joined Sumitomo Bank<br>April 2013    Executive Officer of SMBC<br>April 2015    Managing Executive Officer of SMBC<br>April 2017    Managing Executive Officer of the Company<br>April 2019    Senior Managing Executive Officer of the Company<br>                Senior Managing Executive Officer of SMBC<br>April 2021    Retired as Senior Managing Executive Officer of SMBC<br>June 2021    Director of the Company (to present)<br>June 2023    Director of SMBC (to present)<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Audit Committee<br>Significant concurrent positions:<br>    Director of SMBC<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 13 meetings (100%)<br>Reasons for nomination as a candidate for Director:<br>    Mr. Toshihiro Isshiki has extensive business experience, ability and insight through his involvement in general affairs, legal affairs, corporate banking, retail business, operations planning, transaction business, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. | 29,979 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 6 | Yoshiyuki Gono (April 22, 1965) (Male)<br><br>Reelection<br>Non-Executive | Career summary:<br>April 1988    Joined Sumitomo Bank<br>April 2018    Executive Officer of the Company<br>              Executive Officer of SMBC<br>October 2021  Managing Executive Officer of the Company<br>              Managing Executive Officer of SMBC<br>April 2023    Resigned as Managing Executive Officer of SMBC<br>June 2023     Director of the Company (to present)<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Audit Committee<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 11 meetings held after his appointment as Director (100%)<br>Reasons for nomination as a candidate for Director:<br>    Mr. Yoshiyuki Gono has extensive business experience, ability and insight through his involvement in risk management, treasury, corporate banking, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. | 18,405 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 7 | Shozo Yamazaki (September 12, 1948) (Male) <br><br> Reelection <br><br> Outside and Independent | **Career summary:** <br> November 1970 Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC) <br> September 1974 Registered as a certified public accountant (to present) <br> July 1991 Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC) <br> June 2010 Retired from Deloitte Touche Tohmatsu LLC <br> July 2010 Chairman and President of The Japanese Institute of Certified Public Accountants <br> July 2013 Advisor of The Japanese Institute of Certified Public Accountants (to present) <br> April 2014 Professor of Tohoku University Accounting School <br> June 2017 Director of the Company (to present) <br><br> Position and responsibility at the Company: <br> Director <br> Member of the Audit Committee <br> Member of the Risk Committee (Chairman) <br> Attendance of the Board of Directors meeting (attendance rate): <br> Attended all 13 meetings (100%) <br> Term of Office as Outside Director: <br> 6 years and 11 months <br> Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected: <br> Mr. Shozo Yamazaki plays a leading role in the field of financial accounting, and has extensive experience as a certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in financial accounting and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election. | 1,900 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 8 | Sonosuke Kadonaga (August 5, 1952) (Male)<br><br>New Candidate<br><br>Outside and Independent | **Career summary:**<br>April 1976    Joined Chiyoda Corporation<br>June 1986    Retired from Chiyoda Corporation<br>August 1986    Joined McKinsey & Company, Inc., Japan<br>December 1992    Principal (Partner) of McKinsey & Company, Inc., Japan<br>June 1999    Director (Senior Partner) of McKinsey & Company, Inc., Japan<br>June 2009    Retired from McKinsey & Company, Inc., Japan<br>July 2009    Representative of Intrinsics (to present)<br>June 2017    Director of SMBC (to present)<br><br>**Significant concurrent positions:**<br>Representative of Intrinsics<br>**Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:**<br>Mr. Sonosuke Kadonaga plays a leading role in the field of management consulting, and has extensive experience as a management consultant and specialized knowledge in corporate management. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.<br>**Other:**<br>Mr. Sonosuke Kadonaga has been an Outside Director of SMBC, the Company's subsidiary, since June 2017, but is scheduled to resign on June 27, 2024. | 0 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 9 | Yoshinobu Tsutsui (January 30, 1954) (Male)<br><br>Reelection<br><br>Outside and Independent | Career summary:<br>April 1977    Joined NIPPON LIFE INSURANCE COMPANY<br>July 2004    Director of NIPPON LIFE INSURANCE COMPANY<br>January 2007    Director and Executive Officer of NIPPON LIFE INSURANCE COMPANY<br>March 2007    Director and Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY<br>March 2009    Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY<br>March 2010    Representative Director and Senior Managing Executive Officer of NIPPON LIFE INSURANCE COMPANY<br>April 2011    President of NIPPON LIFE INSURANCE COMPANY<br>June 2017    Director of the Company (to present)<br>April 2018    Chairman of NIPPON LIFE INSURANCE COMPANY (to present)<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Nominating Committee (Chairman)<br>    Member of the Compensation Committee<br>Significant concurrent positions:<br>    Chairman of NIPPON LIFE INSURANCE COMPANY<br>    Director of Imperial Hotel, Ltd.<br>    Director of West Japan Railway Company<br>    Director of Panasonic Holdings Corporation<br>    President of GX Acceleration Agency<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 13 meetings (100%)<br>Term of Office as Outside Director:<br>    6 years and 11 months<br>Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:<br>    Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in corporate management and finance, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.<br>Supplementary explanation concerning independence:<br>    Mr. Yoshinobu Tsutsui currently serves as Chairman of NIPPON LIFE INSURANCE COMPANY; however, the amount of transactions between the company and the Group for FY2023 was less than 1% of both the company's consolidated | 0 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| | | ordinary income and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to NIPPON LIFE INSURANCE COMPANY accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although NIPPON LIFE INSURANCE COMPANY holds common stock of the Company, its holdings represent less than 1% of the Company's total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director. Other: Mr. Yoshinobu Tsutsui is scheduled to retire as Director of Panasonic Holdings Corporation on June 24, 2024. | |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 10 | Katsuyoshi Shinbo (April 8, 1955) (Male)<br><br>Reelection<br><br>Outside and Independent | Career summary:<br>April 1984    Registered as an attorney at law (to present)<br>November 1999  Attorney at law at Shinbo Law Office (to present)<br>June 2015     Corporate Auditor of SMBC<br>June 2017     Director of the Company (to present)<br>              Resigned as Corporate Auditor of SMBC<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Audit Committee<br>    Member of the Compensation Committee (Chairman)<br>Significant concurrent positions:<br>    Director of YAKULT HONSHA CO., LTD.<br>    Corporate Auditor of Mitsui Chemicals, Inc.<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 13 meetings (100%)<br>Term of Office as Outside Director:<br>    6 years and 11 months<br>Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:<br>    Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.<br>Other:<br>    Mr. Katsuyoshi Shinbo had served as outside corporate auditor of SMBC, the Company's subsidiary, for the period from June 2015 to June 2017. | 3,800 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 11 | Eriko Sakurai (November 16, 1960) (Female)<br><br>Reelection<br><br>Outside and Independent | Career summary:<br>June 1987    Joined Dow Corning Corporation (currently Dow Silicones Corporation)<br>May 2008    Director of Dow Corning Toray Co., Ltd.<br>March 2009    Chairman and CEO of Dow Corning Toray Co., Ltd.<br>May 2011    Regional President -Japan/Korea of Dow Corning Corporation (currently Dow Silicones Corporation)<br>February 2015    President and Representative Director of Dow Corning Holding Japan Co., Ltd.<br>June 2015    Director of the Company (to present)<br>May 2018    Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.<br>June 2018    Chairman and CEO of Dow Toray Co., Ltd.<br>August 2020    President and Representative Director of Dow Chemical Japan Limited<br>June 2022    Resigned as Director of Dow Chemical Japan Limited<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Nominating Committee<br>    Member of the Compensation Committee<br>    Member of the Sustainability Committee (Chairman)<br>Significant concurrent positions:<br>    Director of Astellas Pharma Inc.<br>    Director of Kao Corporation<br>    Director of Nippon Sheet Glass Company, Limited.<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 13 meetings (100%)<br>Term of Office as Outside Director:<br>    8 years and 11 months<br>Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:<br>    Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge of corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience of international corporate management and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Sustainability Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election. | 5,700 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 12 | Charles D. Lake II (January 8, 1962) (Male)<br><br>Reelection<br><br>Outside and Independent | Career summary:<br>June 1990 — Entered the Office of the U.S. Trade Representative as Special Counsel<br>December 1990 — Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)<br>August 1992 — Director of Japan Affairs, the Office of the U.S. Trade Representative<br>July 1993 — Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, Office of the U.S. Trade Representative<br>January 1995 — Attorney at law at Dewey Ballantine LLP<br>October 1996 — Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)<br>February 1999 — Vice President and Counsel of Aflac International, Inc.<br>June 1999 — Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>January 2001 — Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>April 2001 — Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>July 2001 — Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>January 2003 — President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>April 2005 — Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>July 2008 — Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)<br>January 2014 — Director, President of Aflac International, Inc. (to present)<br>April 2018 — Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)<br>June 2023 — Director of the Company (to present)<br><br>Position and responsibility at the Company:<br>Director<br>Member of the Nominating Committee<br>Member of the Risk Committee<br>Significant concurrent positions:<br>Director, President of Aflac International, Inc.<br>Chairman and Representative Director of Aflac Life Insurance Japan Ltd.<br>Attendance of the Board of Directors meeting (attendance rate): | 0 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| | | Attended all 11 meetings held after his appointment as Director (100%)<br><br>Term of Office as Outside Director:<br>　11 months<br><br>Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:<br>　Mr. Charles D. Lake II plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, finance, diplomacy, and international legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Risk Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.<br><br>Supplementary explanation concerning independence:<br>　Mr. Charles D. Lake II currently serves as Director, President of Aflac International, Inc. and Chairman and Representative Director of Aflac Life Insurance Japan Ltd.; however, the amount of transactions between the two companies and the Group for FY2023 was less than 1% of the consolidated net sales of both companies and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Aflac International, Inc. and Aflac Life Insurance Japan Ltd. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since these two companies do not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director. | |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| 13 | Jenifer Rogers (June 22, 1963) (Female)<br><br>Reelection<br><br>Outside and Independent | **Career summary:**<br>September 1989 Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP)<br>December 1990 Registered as an attorney at law, admitted in New York, the U.S.A. (to present)<br>February 1991 Joined Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.)<br>December 1994 Joined Merrill Lynch Japan Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)<br>November 2000 Merrill Lynch Europe Plc<br>July 2006 Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong)<br>January 2012 Bank of America Merrill Lynch (currently Bank of America Corporation) (New York)<br>November 2012 General Counsel Asia of Asurion Asia Pacific Limited<br>November 2014 General Counsel Asia of Asurion Japan Holdings G.K. (to present)<br>January 2021 President of the American Chamber of Commerce in Japan<br>June 2023 Director of the Company (to present)<br><br>Position and responsibility at the Company:<br>    Director<br>    Member of the Compensation Committee<br>    Member of the Sustainability Committee<br>Significant concurrent positions:<br>    General Counsel Asia of Asurion Japan Holdings G.K.<br>    Director of Kawasaki Heavy Industries, Ltd.<br>    Director of Seven & i Holdings Co., Ltd.<br>Attendance of the Board of Directors meeting (attendance rate):<br>    Attended all 11 meetings held after her appointment as Director (100%)<br>Term of Office as Outside Director:<br>    11 months<br>Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:<br>    Ms. Jenifer Rogers plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law, admitted in New York and as an in-house counsel, as well as specialized knowledge of international legal affairs in general. Accordingly, we believe that she will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, international legal affairs, IT and digital transformation, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Compensation Committee and the Sustainability Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.<br>Supplementary explanation concerning independence: | 100 (Common stock) |

| Candidate No. | Name (Date of birth) | Career summary, position, responsibility, significant concurrent positions and others | Type and number of shares of the Company held |
|---|---|---|---|
| | | Ms. Jenifer Rogers currently serves as General Counsel Asia of Asurion Japan Holdings G.K.; however, the amount of transactions between the company and the Group for FY2023 was less than 1% of both the company's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Asurion Japan Holdings G.K. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since Asurion Japan Holdings G.K. does not hold common stock of the Company, we believe that she fully satisfies the requirements for the independence as an Outside Director. | |

Notes:
1. In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan (the "Act"), the Company has entered into agreements with Messrs. and Mses. Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either ¥10 million or the minimum amount provided for in Article 427, Paragraph 1 of the Act. In addition, if this proposal is approved, the Company will enter into an agreement with Mr. Sonosuke Kadonaga under the same terms and conditions.

2. The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with 12 Directors (Messrs. and Mses. Takeshi Kunibe, Toru Nakashima, Teiko Kudo, Fumihiko Ito, Toshihiro Isshiki, Yoshiyuki Gono, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. In addition, if this proposal is approved, the Company will enter into an agreement with Mr. Sonosuke Kadonaga under the same terms and conditions. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

   (1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.

   (2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

3. The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. Each of the candidates for Director has already been included in the insured of the contract, and will continue to be included in the insured as a Director of the Company if this proposal is approved. Moreover, the Company intends to renew such contract after the end of the insurance period.

4. Messrs. and Mses. Shozo Yamazaki, Sonosuke Kadonaga, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II, and Jenifer Rogers are candidates to serve as Outside Directors.

5. Mr. Charles D. Lake II served as Outside Director of JAPAN POST HOLDINGS Co., Ltd. until June 2023. In December 2019, in relation to improper solicitation of insurance products of JAPAN POST INSURANCE Co., Ltd., a subsidiary of JAPAN POST HOLDINGS, at JAPAN POST INSURANCE Co., Ltd. and JAPAN POST Co., Ltd., a subsidiary of JAPAN POST HOLDINGS, JAPAN POST HOLDINGS Co., Ltd. and JAPAN POST Co., Ltd. were subject to administrative actions by the

Minister for Internal Affairs and Communications and the FSA, and JAPAN POST INSURANCE Co., Ltd. was subject to administrative actions by FSA, respectively, based on the Insurance Business Act and other relevant laws. From the time of his appointment until his resignation as an Outside Director, Mr. Lake stated the importance of Group governance and internal controls, and made recommendations from a comprehensive perspective, including legal compliance and risk management. Also, after the discovery of the incident, he continued to fulfill his responsibilities as an Outside Director by contributing to the thorough investigation and promotion of effective measures to prevent its recurrence through deliberations at Board of Directors meetings, and by supervising the progress of such measures.

**(Reference) "Independence Standards for Outside Directors" of the Company**

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently [Note 1] fallen under any of the following:

1. Major Business Partner [Note 2]
    (1) A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
    (2) A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist
    (1) A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
    (2) A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property [Note 3] from SMFG/SMBC.

3. Donations
    A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient's annual sales.

4. Major Shareholder
    A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative [Note 4]
    A close relative of any person (excluding non-material [Note 5] personnel) who is:
    (1) A person who falls under any of 1 through 4 above; or
    (2) A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

-------------------------------------------------------------------------------------------------------------------------------

Note 1. "Recently" denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2. A "Major Business Partner" denotes a person who falls under either or both of the following:
    • A person who has a relationship with SMFG/SMBC as major business partners
        The ratio of said person's sales from transactions with SMFG/SMBC exceeds 2% of the person's consolidated net sales; and
    • A major business partner of SMFG/SMBC
        Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company's consolidated total assets.

Note 3. "Large amounts of money or other property" denotes money or other property in excess of 0.5% of the Company's consolidated ordinary income.

Note 4. "Close relative" denotes a spouse or family member within the second degree of kinship.

Note 5. Examples of "material" personnel
    • A director, corporate auditor, or manager-level employee of each company; or
    • In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.

## (Reference) Initiatives on Equity Holdings

### Initiatives to Reduce Equity Holdings

The Group has announced a plan to reduce its equity holdings (formerly referred to as "strategic shareholdings") and is continuously working to reduce the balance.

In May 2023, we announced a plan to reduce the balance by ¥200.0 billion over the three years from March 31, 2023, and reduced the balance by ¥134.0 billion in FY2023, the first year of the plan. We aim to achieve the announced plan ahead of schedule in FY2024.

As an immediate goal, we aim to reduce the ratio of the fair value of our equity holdings to the Company's consolidated net assets to less than 20% during the period of the next Medium-Term Management Plan which starts from FY2026.



**Changes in the Balance of Equity Holdings**

**Reduction status (since March 31, 2020)**

(Billions of yen)

| | |
|---|---|
| FY2020 | 55.0 |
| FY2021 | 67.0 |
| FY2022 | 58.0 |
| FY2023 | 134.0 |
| Consent of sales | 78.0 |

Note  Figures are rounded to the nearest billion yen.

Note 1. Excluding investments after March 2020 for the business alliance purpose
Note 2. Including the balance of deemed held shares

Also, SMBC's equity holdings of domestically listed companies were 940 issues as of March 31, 2023, however, 232 issues were sold in FY 2023 (including partial sales), meaning that as of March 31, 2024, we held 858 issues.

Please refer to our website for details and the latest status of our initiatives regarding equity holdings.
https://www.smfg.co.jp/english/company/organization/governance/structure/hold.html

**Policy for Equity Holdings**

The Group has published its "Policy for equity holdings" as follows.

(1) In principle, the Group does not hold the shares of other companies where "the rationale to hold" those shares cannot be recognized. This policy is in place in order to maintain the Group's financial soundness taking into consideration the standards of globally operating financial institutions and our proactive response to global regulation.

(2) We determine "the rationale to hold" as a case where the shareholding will contribute to increasing the Group's corporate value over the medium to long term. We determine this with comprehensive consideration based on (a) the profitability - through an appropriate assessment and understanding of relevant factors, such as associated risks, costs and returns of the holding, (b) the objectives to hold - such as maintaining and strengthening our relationship, capital and business alliance, restructuring support, and (c) other relevant factors.

(3) We examine "the rationale to hold" on a regular basis. We will sell them by taking into consideration various factors, such as market impact and the financial strategy of the issuers, where an appropriate rationale no longer exists. In the case that where we recognize there is good rationale for doing so, we will continue to hold shares.

**Examination Results of "the rationale to hold"**

Regarding the examination of "the rationale to hold" concerning equity holdings in FY 2022 (to which the stocks held as of March 31, 2023 were subject), as a result of the Company's and SMBC's Board of Directors examining all domestic listed stocks, the profitability criteria was found insufficient, with the number of companies at 11% and the book value balance at 12%, and ultimately stocks for which it was judged that there was no "rationale to hold" had a book value balance of 11%. Stocks for which it was judged that there was no "rationale to hold" shall be sold in accordance with the policy for equity holdings and in consideration of various factors such as the influence on the market and the financial strategy of the issuing entity.


Quantitative assessment
Qualitative Assessment
Rationality
Response policy, Action plan
Discussion for reduction, for improve profits
Consent of selling all stocks
Except for the above
Profit results
Not fulfilled
(Note 3)
Future profits forecast
No forecast
Improvement forecasted
Criteria fulfilled
Examination of profitability
Achievement situation of holding purpose
(Note 4) meaningful
No
Yes
Reduction
Sales negotiations (Note 5)
Profit improvement negotiations, and sales negotiations over listed stocks based on the reduction plan
Continue to maintain profitability, and sales negotiations over listed stocks based on the reduction plan

Note 3. At fixed intervals, a case of continued unprofitability is "no rationality."
Note 4. Such as revitalization support and business partnerships
Note 5. Taking into consideration various factors, such as market impact and the financial strategy of the issuers

Proposal No. 4 and Proposal No. 5 are joint proposals proposed by three shareholders.

**Shareholder Proposal**

**Proposal No. 4: Partial Amendments to the Articles of Incorporation**

(Director competencies for the effective management of climate-related business risks and opportunities)

## 1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

**Chapter 5: "Directors and Board of Directors"**

**Clause X: Director Nomination (Director competencies for the effective management of climate-related business risks and opportunities)**

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, the Company shall establish and disclose policies and processes for nominating directors and evaluating the board's effectiveness that ensure the management of climate-related business risks and opportunities is embedded in the Company's core management strategy, noting the appropriate balance and diversity of knowledge, experience and skills of the board as a whole.

## 2. Reasons for the proposal

This proposal requests that the Company disclose necessary information in order for shareholders to ensure the Company's board has the competence required to properly oversee climate-related risks and opportunities.

The Company is exposed to substantial climate-related financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, shareholders are currently unable to assess if the Board is capable of fulfilling its duty to mitigate the aforesaid risks. To adequately manage climate-related risks and opportunities, the board of directors requires expertise in areas including climate science, low carbon transition, and public policy.

This proposal is aligned with what is expected by the Japanese Corporate Governance Code, and by investors through investor initiatives (e.g. Transition Pathway Initiative) and the International Sustainability Standard Board (ISSB).

Approval of this proposal will provide investors with critical information required to understand the security of their capital. It will also place the Company in a better position to manage transition risks and opportunities, and to maintain long-term corporate value as the Company navigates the shift toward a decarbonized economy.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by shareholders.]

| Opinion of the Board of Directors of the Company: We oppose this proposal. |
| --- |
| SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has determined basic management policies that take into account various risks and opportunities, including climate change, and is working earnestly to address these issues.<br><br>SMBC Group has established and discloses the criteria and the procedures for selecting candidates for directors based on "SMFG Corporate Governance Guideline," which was formulated with the aim of seeking sustainable growth and improved corporate value over the mid to long term.<br><br>In addition, after deliberation on the knowledge and experience expected of directors, the Nominating Committee formulates a skills matrix in order for the Board of Directors to determine the basic management policies that reflect various risks and opportunities including climate change and supervise the execution of duties by executive officers and directors. The current skills matrix includes knowledge and experience related to sustainability, and the Company has appointed directors who are expected to demonstrate knowledge and experience in this area. The Company is also working to improve the knowledge and skills of the Board of Directors as a whole through ongoing study sessions on sustainability for directors.<br><br>Furthermore, the Company has established a Sustainability Committee as an internal committee of the Board of Directors which reports to and advises the Board of Directors. The Sustainability Committee, which is chaired by an outside director and includes experts as non-director members, deliberates on the progress of sustainability initiatives, including measures to address climate change, matters related to domestic and overseas sustainability trends, and other important matters related to sustainability. The Company also discloses the nature of the Sustainability Committee members' experience in the field of sustainability.<br><br>In addition, the Company's Board of Directors annually analyzes and evaluates the effectiveness of the Board of Directors as a whole, including its oversight of sustainability initiatives including measures for climate change, and discloses its methods and results.<br><br>Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. Furthermore, as a Company with Three Committees (within the meaning of the Companies Act) , including a Nominating Committee, the authority to decide on the basic policy of management is exclusively vested in the Board of Directors, while the authority to decide on the content of proposals for elections of directors is exclusively vested in the Nominating Committee. The shareholder proposal seeks to incorporate the "management of climate-related business risks and opportunities" into the Company's management strategy, and asks to establish and disclose policies and procedures for nominating directors and evaluating effectiveness of the Board of Directors to ensure the strategy is implemented.<br><br>The Company's Board of Directors flexibly assesses risks and opportunities at any given time and determines appropriate basic management policies amid constantly changing circumstances. The matters to be considered in making these decisions are not limited to climate change issues but are so diverse that it is difficult to stipulate all such matters in the Articles of Incorporation in advance. Moreover, such matters should not be stipulated in the Articles of Incorporation, which define the basic framework of the Company. Therefore, it is not appropriate to stipulate in the Articles of Incorporation measures designed solely to ensure that specific risks and opportunities are included in basic management policies in the light of the basic structure of a Company with Three Committees, as prescribed by the Companies Act.<br><br>In addition, when appointing directors, the Nominating Committee determines candidates after considering the ideal expertise and diversity for the Board of Directors as a whole, and after providing the necessary information for decision-making, shareholders are asked to make their decisions based on such information. The action required by this shareholder proposal restricts the authority of the Nominating Committee in the selection of candidates for the Board of Directors, which in turn could lead to restrictions on the rights of shareholders. |

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

**Shareholder Proposal**

**Proposal No. 5: Partial Amendments to the Articles of Incorporation**

(Assessment of customers' climate change transition plans)

**1. Details of the proposal**

The following clause shall be added to the Articles of Incorporation:

**Chapter Y: "Climate-related risk management"**
**Clause Z: Transition Plan (Assessment of clients' climate change transition plans)**

Noting the Company's climate change commitments and climate risk management strategies, the Company shall disclose:

i.   How the Company will assess fossil fuel sector clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement; and

ii.  The consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance.

**2. Reasons for the proposal**

The proposal requests disclosure of information necessary for shareholders to ensure that the Company appropriately manages climate-related risks by supporting clients' genuine decarbonisation transitions.

The Company has committed to "achieving net zero by 2050" and "aiming to achieve the 1.5°C target". The Company recognises climate change as a "top risk", and claims to verify power and oil & gas clients' transition strategies, including "whether the company has set goals in alignment with the Paris Agreement" and "initiatives towards achieving these goals".

However, the Company continues to provide significant financial support to fossil fuel clients that do not have transition plans credibly aligned with the Paris Agreement's 1.5°C target.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with investor expectations (e.g. Transition Pathway Initiative), and will help maintain and enhance the Company's long-term corporate value.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by shareholders.]

| Opinion of the Board of Directors of the Company: We oppose this proposal. |
|---|
| SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has been earnestly working to strengthen its efforts and enhance its disclosure pertaining to climate change, including those related to what this shareholder proposal seeks (assessment of our customers' climate change transition plans). Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on efforts to address climate change issues.<br><br>For the power and oil & gas sectors, SMBC Group has established a Transition Finance Playbook as a framework for assessing customers' transition plans, which describes in detail the decision-making process for executing transition finance (\*1), and is actively supporting customers' decarbonization efforts that are consistent with the 1.5 degree goal (\*2).<br><br>In addition, in the light of the current situation in which not all customers' transition plans are necessarily consistent with the 1.5 degree goal, the Company is also implementing measures in line with the SMBC Group's overall risk management framework. Specifically, we are appropriately addressing the SMBC Group's climate-related risks in order to align with the 1.5 degree goal by promoting dialogue with customers aiming to decarbonize and controlling greenhouse gas (GHG) emissions across its overall loan and investment portfolio.<br><br><br>For customers in the power and energy sectors which are considered to have a high transition risk (\*3), the Company introduced and disclosed a pilot framework to check their individual transition strategies (\*4) in 2023, and confirmed customers' responses to transition risk based on whether they have set goals that align with the Paris Agreement and the status of efforts to achieve the goals. In April 2024, we introduced "environmental and social due diligence" as a new assessment framework, which combines understanding our customers' situation from an environmental and social perspective and assessing their transition plans, and human rights due diligence. Accordingly, we have in place a system for risk assessment based on assessments of our customers' transition plans. Going forward, while focusing on open dialogue with customers regarding their transition plans, we would take into consideration the results of "environmental and social due diligence." If we are unable to confirm that our customers are taking specific steps toward transition after a certain period of engagement, in conjunction with existing credit risk and other risk assessments, we will carefully consider whether to continue business relationships with them.<br><br>The Company has incorporated the above measures for assessing the customers' transition plans and risk management related to climate change into the SMBC Group's own transition plan. Progress on the plan is announced on a timely basis, which the Board of Directors is committed to. Thus, we are appropriately addressing the issues raised by this shareholder proposal.<br><br>Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. On the other hand, considering that the Companies Act leaves decisions on business execution to the Board of Directors or executive officers delegated by the Board of Directors so as to enable the company to act promptly and exercise expert business judgement, it is inappropriate to stipulate matters concerning individual and specific business execution in the Articles of Incorporation. The shareholder proposal seeks to stipulate in the Articles of Incorporation the assessment of our customers' transition plans, the establishment of measures in the event of inconsistency with the 1.5 degree goal, and the disclosure of related information—each an instance of individual and specific business execution. The Company will continue to flexibly review and revise its risk management methods, including the method of assessing customers' transition plans and criteria for determining new funding, in light of the constantly changing circumstances, and to disclose those measures appropriately. Since amendments to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, if this proposal is approved, the added provision would remain in effect until the Articles of Incorporation are amended and this would make it difficult for the Company to respond and adjust flexibly even in the event of changes in rules and frameworks concerning sustainability, or major changes in social conditions, such as wars or large-scale natural disasters and may, in turn, impair our corporate value. |

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

(*1)  Transition finance is a financing method that aims to support companies that undertake efforts to reduce GHG emissions in accordance with a long-term strategy to achieve a decarbonized society. SMBC Group has defined transition finance as "financial services provided to clients aiming to support them align their business and/or operations with pathways in line with the objectives of the Paris Agreement."

(*2)  The non-binding goal set in the Paris Agreement to limit global average temperature increase to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit it to 1.5 degree Celsius above pre-industrial levels.

(*3)  Transition risks are risks arising from efforts to transition to a low-carbon economy, including policy, legal, technology, market, and reputation risks.

(*4)  A transition strategy is an overall strategy that mainly describes corporate goals and activities for transition to a low-carbon economy, including reductions in GHG emissions.

**(Reference) Net Zero Initiatives**

Current Medium-Term Management Plan Period (2023–2025)

| | 2021 | 2022 | 2023 | 2024 (New) | 2025 | 2030 | 2040 | 2050 |
|---|---|---|---|---|---|---|---|---|
| **Scope1,2 (Operational GHG)** | 2030 Net Zero Commitment | Switch to renewable energy — SMBC head office | Self-owned buildings | Data centers | Mid-term Target 40% reduction from FY2021 | Net Zero | | |
| **Scope3 (Portfolio GHG)** | 2050 Net Zero Commitment | Set mid-term target Power, Coal, Oil & Gas | Set mid-term target Steel, Automobile | Set mid-term target Real estate | | Achieve Midterm targets Power, Coal, Oil & Gas, Steel, Automobile | | Net Zero |
| **Coal** — Loan balance for coal-fired power generation | | | Established phase-out strategy | Tightening policies for specific businesses and sectors | | Project finance 50% reduction from FY2020 | Zero Balance for Project finance and Corporate finance tied to facilities | |
| **Coal** — Loan balance for thermal coal mining sector | | | Established phase-out strategy | Tightening policies for specific businesses and sectors | | Zero Balance OECD countries | Zero Balance non-OECD countries | |
| **Sustainable Finance** | | | | | | JPY 50 trillion Cumulatively | | |
| **Transition Finance** | | | Transition Finance Playbook Power, Energy | Transition Finance Playbook Steel, Automobile | | | | |
| **Assessment of customer's transition plans** | ESG Risk Summary Tool | | Company-Specific Transition Strategy Assessment Framework Pilot | Introduction of Environmental and social due diligence | | | | |

Please refer to "Strengthening Efforts against Climate Change" on our website for details on measures to address climate change issues.

https://www.smfg.co.jp/english/investor/financial/meeting.html